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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- **45012**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/11_____ AND ENDING _____12/31/11_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Register Financial Associates, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

3500 Lenox Road, Suite 1700

(No. and Street)

Atlanta   **GA**   **30326**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Register   **(404) 364-2180**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC

(Name – if individual, state last, first, middle name)

900 Circle 75 Parkway, Suite 1100   **Atlanta**   **Georgia**   **30339**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Scott Register__ _____ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Register Financial Associates , Inc.__ _____ , as

of ____ __December 31__ ____ , __2011__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

NOTARY PUBLIC
Cobb County, Georgia
My comm expires Dec. 16, 2015

Marjorie Conner
Notary Public

_____
Signature

Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

A 7

REGISTER FINANCIAL ASSOCIATES, INC.
Financial Statements
For the Years Ended
December 31, 2011 and 2010
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
Register Financial Associates, Inc.:

We have audited the accompanying statements of financial condition of Register Financial Associates, Inc., as of December 31, 2011 and 2010 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standard generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Register Financial Associates, Inc., as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

January 30, 2012
Atlanta, Georgia

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011 and 2010

ASSETS

	2011	2010
Cash and cash equivalents	$ 3,450	$ 15,787
Securities owned (Note H)	911,020	1,377,382
Receivable from clearing broker-dealer (Note E)	219,379	298,780
Other receivables	134,023	106,960
Furniture and office equipment, at cost, less accumulated depreciation of $318,469 and $306,775 (Note B)	34,305	32,685
Deposit with clearing broker (Note E)	29,358	29,357
Other assets	79,214	60,874
Total assets	$ 1,410,749	$ 1,921,825

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

	2011	2010
Accounts payable	$ 8,484	$ 7,072
Accrued commissions and compensation	170,056	162,798
Due to clearing broker dealer	189,115	610,730
Unearned revenue	–	37,082
Retirement plan contribution (Note G)	15,000	20,000
Capital lease obligations (Note B)	5,507	9,489
Deferred rent (Note B)	64,709	73,800
Other accrued liabilities	65,418	35,716
Total liabilities	518,289	956,687

STOCKHOLDERS' EQUITY (Note C)

	2011	2010
Common stock, $1 par value, 20,000 shares authorized, 900 shares issued and outstanding	900	900
Additional paid-in capital	949,991	949,991
Retained earnings (deficit)	(58,431)	14,247
Total stockholders' equity	892,460	965,138
Total liabilities and stockholders' equity	$ 1,410,749	$ 1,921,825

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For The Years Ended December 31, 2011 And 2010

	2011	2010
REVENUES		
Commissions	$ 2,850,430	$ 2,742,800
Investment advisory services	826,982	768,140
Gains (losses) from investments	(140,198)	179,775
	3,537,214	3,690,715
GENERAL AND ADMINISTRATIVE EXPENSES		
Employee compensation and benefits	2,273,474	2,071,753
Clearing costs	385,647	321,496
Communications	47,052	73,863
Occupancy	198,716	191,845
Other operating expenses	694,203	758,015
	3,599,092	3,416,972
NET INCOME (LOSS)	$ (61,878)	$ 273,743

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ (61,878)	$ 273,743
Noncash items included in net income:		
(Gain) Loss on securities owned	140,198	(179,775)
Depreciation	11,694	6,486
Decrease in due from broker-dealer	79,401	160,587
(Increase) in other receivables	(27,063)	(60,785)
Decrease (Increase) in other assets	(18,340)	29,693
(Increase) in deposit with clearing broker	(1)	(70)
Increase (Decrease) in payables and accrued expenses	38,372	(8,043)
Increase (Decrease) in deferred rent	(9,091)	71,200
Increase (Decrease) in accrued retirement plan contribution	(5,000)	5,000
Increase (Decrease) in unearned revenue	(37,082)	4,753
NET CASH PROVIDED BY OPERATING ACTIVITIES	111,210	302,789
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investments in securities owned, net	(95,451)	(256,749)
Purchase of property and equipment	(13,314)	(19,991)
NET CASH USED BY INVESTING ACTIVITIES	(108,765)	(276,740)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of capital lease obligations	(3,982)	(3,640)
Distribution	(10,800)	(35,000)
NET CASH USED BY FINANCING ACTIVITIES	(14,782)	(38,640)

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS (CONTINUED)
For the Years Ended December 31, 2011 and 2010

	2011	2010
NET DECREASE IN CASH AND CASH EQUIVALENTS	(12,337)	(12,591)
CASH AND CASH EQUIVALENTS:		
Beginning of year	15,787	28,378
End of year	$ 3,450	$ 15,787
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 14,809	$ 14,651
Capital contributions of marketable securities	$ -	$ 318,725

The accompanying notes are an integral part of these financial statements.

REGISTER FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2011 and 2010

	Common Stock	Paid-IN Capital	Retained Earnings (Deferred)	Total
Balance, December 31, 2009	$ 900	$631,266	$(224,496)	$ 407,670
Capital contribution of securities		318,725		318,725
Distributions			(35,000)	(35,000)
Net income			273,743	273,743
Balance, December 31, 2010	900	949,991	14,247	965,138
Distributions			(10,800)	(10,800)
Net loss	-	-	(61,878)	(61,878)
Balance, December 31, 2011	$ 900	$949,991	$ (58,431)	$ 892,460

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is engaged in a single line of business as a broker-dealer organized under the laws of the state of Georgia in 1992. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is sales of publicly traded securities and investment advisory services. Most of the Company's customers are located in Georgia.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Securities Owned: Investments in securities owned consisted of common stocks at December 31, 2011 and 2010. The securities owned are valued at market value. The resulting difference between cost and market (or fair value) is included in income. Proprietary securities transactions are recorded on the trade date as if they had settled.

Furniture and Office Equipment: Furniture and office equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected S corporation status whereby the income or losses of the Company flow through to and are taxable to its stockholders.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as an S corporation, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2008.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Date of Management's Review: Subsequent events were evaluated through January 30, 2012 which is the date the financial statements were available to be issued.

NOTE B – LEASE COMMITMENT

Operating leases: The Company leases office premises under an operating lease. The Company's commitment under the office premises operating lease is approximately the following:

2012	216,000
2013	220,000
2014	225,000
2015	191,000
Thereafter	175,000
	$ 1,027,000

Rent expense for the years ended December 31, 2011 and 2010 was approximately $195,000 and $188,000, respectively.

During 2010, the Company entered into an office premises lease that contains a period of free rent. The deferred rent liability arises from allocation of the rent payments due in subsequent years to the free rent period.

Capitalized leases: The Company leases office equipment under capitalized leases that incepted in 2002, 2005 and 2008. Amortization expense for capitalized property was approximately $3,800 for 2011 and $3,800 for 2010. The net book value of the leased equipment was approximately $3,700 and $7,500 at December 31, 2011 and 2010, respectively.

NOTE B – LEASE COMMITMENT (CONTINUED)

The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2011:

Year ending December 31:	
2012	$ 4,700
2013	1,000
Total minimum lease payments	5,700
Less amount representing interest	(193)
Present value of net minimum lease payments	$ 5,507

NOTE C – NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $497,339 which was $397,339 in excess of its required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.04 to 1.0.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of corporations and institutions. The Company's transactions are collateralized and are executed with and on behalf of institutions, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

NOTE D – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK
(CONTINUED)

The Company seeks to control the aforementioned risks by requiring customers or counter parities to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Company has a policy of reviewing the credit standing of each customer and counter party with which it conducts business.

NOTE E – RECEIVABLE FROM CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

Amounts receivable from its clearing organization at December 31, 2011 and 2010 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible at December 31, 2011 and 2010 and no allowance is required.

Amounts payable to the clearing broker dealer at December 31, 2011 and 2010 consists of margin debt collateralized by securities owned. The margin debt bears interest at 4.00%.

NOTE F – CONTINGENCIES

During 2010, the Company was subject to a disciplinary action by a regulator related to research reports. The matter was settled during 2010 for $50,000.

NOTE G – RETIREMENT PLAN

The Company has a profit sharing plan with a 401(k), salary reduction plan feature, covering substantially all employees. Company contributions are discretionary and employer contributions for 2011 and 2010 were $15,000 and $20,000, respectively.

NOTE H – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market

NOTE H – FAIR VALUE (CONTINUED)

for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for indential assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010.

	Fair Value Measurements December 31, 2011	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Investment securities Available for sale	$ 911,020	$ 911,020	$ -	$ -

	Fair Value Measurements December 31, 2010	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Investment securities Available for sale	$1,377,382	$ 1,377,382	$ -	$ -

Fair value of investments securities available for sale is determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.



SUPPLEMENTAL INFORMATION

SCHEDULE I
REGISTER FINANCIAL ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2011

NET CAPITAL:

Total stockholders' equity	$ 892,460
Less non-allowable assets:	
Furniture and office equipment	(34,305)
Other assets	(79,214)
Other receivables	(134,466)
Net capital before haircuts	644,475
Less haircuts:	
Money market assets	(805)
Securities owned	(137,042)
Undue concentration	(9,289)
Total haircuts	(147,136)
Net capital	497,339
Less required capital	(100,000)
Excess net capital	$ 397,339
Aggregate indebtedness, liabilities less margin indebtedness	$ 329,174
Ratio of aggregate indebtedness to net capital	.66 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2011.

There is no significant difference between net capital above and net capital as reported in
FOCUS report, Part IIA.

REGISTER FINANCIAL ASSOCIATES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

REGISTER FINANCIAL ASSOCIATES, INC.

SCHEDULE IV

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS AND GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

The Company has no liabilities subordinated to claims and general creditors.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholders
Register Financial Associates, Inc.

In planning and performing our audit of the financial statements of Register Financial Associates, Inc. for the year ended December 31, 2011, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Register Financial Associates, Inc. that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate

because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

January 30, 2012
Atlanta, Georgia

RUBIO CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders of Register Financial Associates, Inc

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, that were agreed to by Register Financial Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Register Financial Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Register Financial Associates, Inc.'s management is responsible for the Register Financial Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

January 30, 2012
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended_____, 20_____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045012   FINRA   DEC
REGISTER FINANCIAL ASSOCIATES INC   16*16
3500 LENOX RD NE STE 1700
ATLANTA GA 30326-4236

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Scott Register 404.364.2129

2. A. General Assessment (item 2e from page 2) $_____7,193_____

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____4,000_____)
      07/25/11
      Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____3,193_____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $_____3,193_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $_____3,193_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   Register Financial Advisors, LLC (s) CRD#143884

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20_____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **Jan 1**, 20 **11**
and ending **Dec 31**, 20 **11**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ **3,537,213**

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts. **140,198**

Total additions **3,677,411**

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. **298,459**

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. **385,647**

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. **309**

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Sublease $18,000, interest $4, misc. $23,302 **41,306**

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ **186,502 x 40%**

Enter the greater of line (i) or (ii) **74,600**

Total deductions **800,321**

2d. SIPC Net Operating Revenues $ **2,877,090**

2e. General Assessment @ .0025 $ **7,193**

(to page 1, line 2.A.)

2

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

February 16, 2012

Mr. Scott Register
Register Financial Associates, Inc.
3500 Lenox Road, Suite 1700
Atlanta, GA 30326-4230

Dear Scott:

Enclosed are one unbound copy with Facing Pages attached and five bound copies of the financial statements of Register Financial Associates, Inc. for the year ended December 31, 2011.

The unbound copy of the financial statements with Facing Pages attached may be used to make the PDF filing with FINRA.

Please contact us with any questions.

Very truly yours,

A. Michael Rubio

AMR:gz

Enclosures